EXHIBIT 8.1

List of Main Subsidiaries

Name	Jurisdiction of Incorporation	Name under which they do business
Administración Portuaria Integral de Acapulco S.A. de C.V. (Ports)	Mexico	API Acapulco
Autotransportación y Distribución Logística, S.A. de C.V.(Logistics)	Mexico	ATL
Transportación Marítima Mexicana, S.A. de C.V. (Product and Parcel Tankers, Offshore vessels, shipping agencies and harbor tugboat operations)	Mexico	TMM
Prestadora de Servicios MTR, S.A.de C.V. (Ports)	Mexico	MTR
Operadora Portuaria de Tuxpan, S.A. de C.V. (Ports)	Mexico	OPT
TMM Logistics, S.A. de C.V. (Logistics)	Mexico	TMML
TMM División Marítima, S. A. de C. V. (Offshore vessels)	Mexico	TMMDM
TMM Parcel Tankers, S. A. de C. V. (Tankers vessels)	Mexico	TMMPT
Almacenadora de Deposito Moderno, S. A. de C. V. (Warehousing) Presented under discontinued operations	Mexico	ADEMSA
Inmobiliaria Dos Naciones, S. R. L. de C. V. (Shipyard)	Mexico	IDN